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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.         )*

                          Onyx Acceptance Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   682914106
                                (CUSIP Number)



Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)            Page 1 of 5 pages


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CUSIP No.    682914106        13G               Page    2    of     5    Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
    Keefe Managers, Inc.
    13-361-0107


2   CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /


3   SEC USE ONLY




4   CITIZENSHIP OF PLACE OF ORGANIZATION

    Delaware




 NUMBER OF
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
5   SOLE VOTING POWER

    608,100*



6   SHARED VOTING POWER

    - 0 -



7   SOLE DISPOSITIVE POWER

    608,100*



8   SHARED DISPOSITIVE POWER

    - 0 -



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    608,100*


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.4%*


12  TYPE OF REPORTING PERSON*

    IA, CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages



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                                                            Page 3 of 5


Item 1.   (a)  Name of Issuer:

                    Onyx Acceptance Corporation

          (b)  Address of Issuer's Principal Executive Offices:

                    8001 Irvine Center Drive
                    Fifth Floor
                    Irvine, CA  92718

Item 2.   (a)  Name of Person Filing:

                    KEEFE MANAGERS, INC.

          (b)  Address of Principal Business Office:

                    375 Park Avenue (31st Floor)
                    New York, NY  10152

          (c)  Citizenship:

                    Delaware corporation

          (d)  Title of Class of Securities:

                    Common Stock

          (e)  CUSIP Number:

                    682914106

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

          (e)  ( X )  Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:    608,100*

          (b)  Percent of Class:   10.4%*

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                                                  Page 4 of 5


          (c)  Number of Shares as to which such person has:

               (i)   sole power to vote or direct the vote - 608,100*

               (ii)  shared power to vote or direct the vote - 0

               (iii) sole power to dispose or direct the disposition of -
                     608,100*

               (iv) shared power to dispose or direct the disposition of - 0

               * Amounts do not include the 51,800 shares (.9% of the outstanding) as to which Rainbow Managers, LLC, ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc., ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Item 5.   Ownership of Five Percent or Less of a Class:

               NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               KMI has purchased all of the shares reported in this statement on behalf of its discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management.

               The foregoing interest of Keefe Partners L.P., one of KMI's clients, relates to over 5% of the outstanding shares of common stock of the issuer.

Item 7.   Identification and Classification of the Subsidiary which Acquired the
               Security Being Reported on by the Parent Holding Company

               NOT APPLICABLE

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                                                  Page 5 of 5


Item 8.   Identification and Classification of Members of the Group

               NOT APPLICABLE

Item 9.   Notice of Dissolution of Group

               NOT APPLICABLE

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   KEEFE MANAGERS, INC.


                                   BY:  /s/ Harry V. Keefe, Jr.
                                        -------------------------
                                          Harry V. Keefe, Jr.
                                          Chairman

Dated:    August 1, 1996